July 26, 2024

VIA E-MAIL AND EDGAR CORRESPONDENCE

David P. Matthews
Division of Investment Management, Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:    Diamond Hill Securitized Credit Fund (the “Fund” or “Registrant”)
Initial Registration Statement on Form N-2
File Nos. 333-279166; 811-23964
Dear Mr. Matthews,
This letter responds to comments provided by you on June 7, 2024, with respect to the Registration Statement on Form N-2 filed with the Securities and Exchange Commission on May 7, 2024. For your convenience, we have set forth below each of the Staff's comments followed by the relevant response. All defined terms in this letter have the same meaning as in the Registrations Statement, except as otherwise defined herein.
A revised Registration Statement reflecting these changes will be filed subsequent to the initial Board of Trustees' meeting for the Fund to be held on August 21, 2024.
GENERAL COMMENTS
Comment #1
We note that the Registration Statement is missing information and exhibits and contains sections that indicate that they will be added, completed or updated by amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, as well as on disclosures made in response to this letter, on supplemental information provided, or on exhibits filed with any pre-effective amendment.
Response #1
The Registrant acknowledges that the SEC Staff may have additional comments upon review of additional information provided in an amended Registration Statement, supplemental information provided, exhibits filed, or disclosures made in response to this letter.
Comment #2
Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

Response #2
The Registrant will make conforming changes in the Registration Statement where appropriate.
Comment #3
Please advise whether the Fund intends to seek initially, or subsequently, any application(s) for exemptive relief or no-action relief, in addition to the application filed on May 7, 2024, for multi-class and related relief, in connection with the Registration Statement, and if so, the anticipated timing of any applications or requests for relief.
Response #3
The Fund does not intend to file initially or subsequently, any additional applications for exemptive relief or no-action relief.

Comment #4
Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response #4
The Registrant has presented material to one potential investor in connection with this offering. A copy of the material is provided supplementally.

Comment #5
If indicated in response to Accounting Comments below that the Fund plans to incur leverage or issue preferred shares within a year from the effectiveness of the Registration Statement, please include additional disclosures of risks to stockholders in the event of a preferred shares offering. Please also consider the impact such events may have on other disclosures, such as the Fee Table and revise throughout as appropriate.

Response #5

The Registrant does not intend to incur leverage or issue preferred shares within a year from the effectiveness of the Registration Statement. The Registrant respectfully submits that no additional disclosure is necessary.

PROSPECTUS
Cover page

Comment #6
Given that the Fund’s investments in mortgage-backed securities and other securitized credit instruments may be of any credit quality, including high yield or junk instruments and distressed securities, please add an additional bullet point highlighting the risks of default, potential illiquidity and valuation difficulties associated with such investments, and consider including a cross reference to sections in the Registration Statement discussing such risks. In addition, we are aware of recent news reports suggesting that certain types of securitized vehicles, such as MBS, CMBS, and CLOs are under stress due to economic factors and trends, such as higher than expected interest rates, property vacancies, and consumer stress. Please consider adding a brief “Current Market Environment” section to the Summary of Terms explaining these factors and trends and the impact they may have on the Fund, its investments, and how it implements its strategy.

Response #6
The Registrant has added the following requested bullet disclosure on the cover page which includes a cross reference to the section in the Registration Statement discussing such risks.
“The Fund may invest an unlimited portion of its assets in securities that have speculative characteristics, e.g. lower-rated or unrated debt, which may be subject to default, valuation and liquidity risk. See “Risk Factors” beginning on page [x].”
In addition, the Registrant has added the following requested disclosure in the Summary of Risks and Risk Factors sections in the Registration Statement.
“Current Market Environment Risk. Various sectors of the financial markets may experience an extended period of adverse conditions. Market uncertainty can increase dramatically, and these conditions may result in disruptions of the global credit markets, periods of reduced liquidity, greater general volatility, volatility of credit spreads, and a contraction of availability of credit and lack of price transparency. In particular, certain types of securitized vehicles may come under stress due to economic factors and trends, such as higher than expected interest rates, property vacancies and consumer stress. The Fund anticipates that a significant portion of its net assets may be illiquid and subject to these risks.”
Comment #7
The Fund’s strategy references investing in securities that are distressed or in default. Later in the Prospectus, please discuss the Fund’s intentions and capabilities with respect to investing, holding, restructuring, and existing such investments.

Response #7
The Fund may purchase and hold securities that are distressed or in default. However, the Fund will generally not participate in the restructuring of securities.
The Registrant respectfully submits that it believes the discussion and disclosure in the Investment Policies and Strategies section is sufficient.

Comment #8
In the sixth bullet pointed risk on the Cover Page (page 2), and elsewhere in the Prospectus, the disclosure states that the Fund may pay distributions from offering proceeds or borrowings. Please confirm in correspondence to the staff that the Board will approve the use of offering proceeds for this purpose.

Response #8

The Registrant confirms that the Board will approve the use of offering proceeds or borrowings to fund distributions, if applicable.
Summary of Terms (Pages 5-14)
Investment Policies and Strategies (pages 5-6)

Comment #9
Please add to the first sentence in this section, parenthetically, that the Fund invests at least 80% of its net assets “(plus borrowings for investment purposes)” in securitized bond investments (and also add the same on page 16).

Response #9

The Registrant has added the requested disclosure in both sections of the Registration Statement.

Comment #10
The staff notes that “securitized bond investments” are defined by the Fund for purposes of its 80% investment policy to include, among other things, “secured loans” backed by commercial or residential real estate, or by commercial or consumer loans. Please explain in your response how the inclusion of such types of investments would be consistent with the plain English meaning or established industry usage of the term “securitized bond” or “securitization.” Please revise the disclosed definition of “securitized bond investments” accordingly.
Response #10
The Registrant believes the disclosure related to “securitized bond investments” as defined by the Fund for purposes of its 80% investment policy to include, among other things, “secured loans” backed by commercial or residential real estate, or by commercial or consumer loans, to be consistent with the plain English meaning or established industry usage of the term “securitized bond” or “securitization.” For additional clarity, the Registrant has revised the sentence to state that securitized bond investments include interests in “pools” of loans, collateralized or secured by commercial or residential real estate, or by commercial or consumer loans. The subsequent sentences in the paragraph further describe the common names of these securitized bond investments.
Comment #11
Please confirm in correspondence that the Fund’s investments in other fixed-income instruments, including bonds, debt or credit securities and other similar instruments, and any investments in REITs, will not be counted towards its 80% investment in “securitized bond investments.”
Response #11
The Registrant confirms that other fixed-income instruments, including bonds, debt or credit securities and other similar instruments, and any investments in REITs, will not be counted towards its 80% investment in “securitized bond investments.”
Comment #12
Please explain in correspondence how the Fund will count investments in any other closed-end funds, ETFs or other investment companies for purposes of compliance with its policy to invest 80% of its net assets in “securitized bond investments.”

Response #12
The Fund will not count investments in other closed-end funds, ETFs or other investment companies for purposes of compliance with its policy to invest 80% of its net assets in “securitized bond investments.”

Comment #13
Please clarify in the disclosure (page 5, 4th paragraph under “Investment Policies and Strategies”) whether the reference to “structured finance vehicles” in which the Fund intends to invest is referring to the earlier defined “securitized bond investments”, “structured product securities” or “structured products”, or if such vehicles differ from the earlier described investment types, add an explanation or examples of structured finance vehicles and how they relate to structured bond investments. Also include in the disclosure an explanation of what is meant by references to the junior debt and residual or equity tranches of such vehicles.
Response #13
The Registrant has deleted the referenced sentence in its entirety.
Comment #14
To the extent practicable, please provide in the disclosure estimates of anticipated percentage ranges within the Fund’s investment portfolio that will be allocated to the securities of non-U.S. issuers, to high yield securities / junk bonds and to private placements or other types of illiquid securities.
Response #14
The Registrant has added the following disclosure as it relates to the estimate anticipated percentage range of the Fund's net assets invested in non-U.S. issuers in the Investment Policies and Strategies, and in the Summary of Risks and Risk Factors sections in the Non-U.S. and Emerging Markets Risk item.

“The Fund anticipates that under normal circumstances, it will invest no more than 10% of its total assets in non-U.S. securities and U.S. securities of companies domiciled in non-U.S. countries.”
The Registrant has not added disclosure of the anticipated percentage range of the Fund's net assets invested in below investment grade securities, private placements or other types of illiquid securities. The Registrant believes this percentage range could vary significantly based on different market environments, on the level of assets in the Fund and on opportunities identified in the investment process. The current disclosure includes statements that the there is no limit on the amount of such investments.
Comment #15
This section of the Registration Statement states that under normal circumstances the Fund will concentrate its investments “in mortgage-related assets issued by government agencies or other governmental entities or by private obligors or issuers.” This appears to contradict the Fund’s statement of fundamental investment policy in the SAI that it will not concentrate in any particular industry (with the exception of obligations issued or guaranteed by the U.S. government, its agencies and instrumentalities, or repurchase agreements with respect thereto). Please revise the disclosure to be consistent in this regard. In respect of the Fund’s fundamental concentration policy, as applied to its stated investment strategy, please also respond to the following.

Response #15
The Registrant has removed the following disclosure from the Investment Policies and Strategies sections:
“Under normal circumstances, the Fund will concentrate its investments (i.e., invest 25% or more of its total assets (measured at the time of purchase)) in mortgage-related assets issued by government agencies or other governmental entities or by private originators or issuers.”

The Registrant has revised the concentration policy disclosure in the SAI to read as follows:
“7. Concentration. The Fund will not invest 25% or more of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry, except as permitted by the 1940 Act, any exemptive order, SEC release, no-action letter or similar relief or interpretations.”
The Registrant has added the following additional disclosure on page 2 of the Statement of Additional Information following the list of fundamental policies.
“With respect to the fundamental policy relating to concentration set forth in (7) above, the policy is not applicable to investments in obligations issued or guaranteed by the U.S. government, its agencies and instrumentalities or repurchase agreements with respect thereto. In addition, the Fund takes the position that agency mortgage-backed securities that are issued or guaranteed by the U.S. Government, its agencies or instrumentalities, non-agency residential mortgage-backed securities, commercial mortgage-backed securities, collateralized mortgage obligations or any asset-backed securities do not represent interests in any particular industry or group of industries and therefore the 25% concentration restriction noted above does not apply to such securities. The Fund does not look through underlying investment companies, such as mutual funds, when measuring industry concentration.”
Comment #15a
a.To the extent the Fund concentrates its investments in “mortgage related assets” as an industry or group of industries, describe in correspondence how the Adviser defines this industry classification, including whether it relies on internally developed or third-party industry classifications.

Response #15a
The Adviser takes the position that “mortgage related assets”, including agency mortgage-backed securities, whether issued by the U.S. Government or its agencies and instrumentalities, non-agency residential mortgage-backed securities, commercial mortgage-backed securities, collateralized mortgage obligations or any asset-backed securities do not represent interests in any particular industry or group of industries, and therefore the 25% concentration restriction does not apply to such securities.
The Adviser generally uses third party industry classifications to determine the classification of a particular security. Mortgage related securities, however, are internally classified further by the Adviser based on the investment team's knowledge of the industry and the security. The Adviser considers an industry to be a group of companies whose principal activities, products or services give them a similar economic risk profile vis à vis issuers in other sectors of the economy. As a result, the definition of any particular industry may change over time, particularly for industries or sectors that are new or are undergoing rapid development. Some issuers could reasonably fall within more than one industry. The Adviser will use its reasonable efforts to assign issuers to the category the Adviser believes is most appropriate.
Comment #15b
b.Add disclosure to clarify how the Fund considers the investments of underlying ETFs or other investment companies in determining compliance with its concentration policy, and also how the Fund determines industry classifications with respect to asset-backed securities in light of each such security’s underlying receivables (e.g., mortgage loans, consumer loans, etc.). If the Fund does not consider asset-backed securities to represent interests in any industry or group of industries, explain to the staff in correspondence how this is consistent with Sections 8(b)(1)(E) and 13(a) of the 1940 Act.
Response #15b
The Registrant confirms that the Fund does not consider the underlying investments of ETFs or other investment companies in determining compliance with its concentration policy with respect to determining industry classifications.
The Registrant added the requested disclosure as noted in the Response above.

The Registrant does not consider private mortgage-backed securities or any asset-backed securities to constitute a particular industry or group of industries for purposes of the Fund’s concentration policy. Therefore, Registrant confirms that the Fund does not consider the underlying receivables with respect to asset-backed securities when determining compliance with its concentration policy. The Registrant is not aware of any legal requirement or published guidance from the SEC or its staff that would require a fund to look to the underlying collateral for purposes of industry classification in connection with a fund’s concentration policy.
The Registrant submits that it is not reasonable or practical to classify a non-agency MBS security or each underlying mortgage in an “industry” based on the obligor. First, with respect to non-agency residential MBS, the Fund submits that natural person obligors cannot be classified by publicly available industry classification schemes. As a general matter, the Fund considers an industry to be a group of companies whose principal activities, products or services give them a similar economic risk profile vis à vis issuers in other sectors of the economy. By contrast, the collateral underlying the non-agency residential MBS in which the Fund typically invests represents numerous (hundreds and often thousands) residential mortgages.
Second, the individual borrowers that underlie any given pool of mortgages will likely differ greatly from loan to loan, and may reflect significant differences in terms of geography, credit score, income documentation, income, additional assets, etc. These differences, together with factors such as the overall economic environment on a national, regional and local scale, may impact an individual’s ability or desire to pay (or prepay) his or her mortgage. Therefore, by definition, each pool is by its nature a diverse pool of borrowers.
Third, with respect to private label commercial MBS, or non-agency CMBS, it is worth noting that the Fund would not invest in non-agency CMBS in order to gain exposure to any particular type of industry but, rather, in order to gain exposure to securities with reasonably predictable cash flow and duration characteristics, and of certain credit quality. In fact, any particular commercial borrower may represent the economic risks associated with a number of different industries depending on type of property subject to the mortgage, and the source of the cash flow used by the commercial borrower to pay the mortgage.
Finally, clear and appropriate disclosure regarding the extent of a fund’s investment in MBS and the risks associated with that investment is more meaningful than a focus on concentration. The Fund’s prospectus discloses that “80% of its net assets will be invested in securitized bond investments”, that “include secured loans backed by commercial real estate, residential real estate, commercial or consumer loans, and securitizations such as agency and non-agency mortgage-backed securities (MBS) (including commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS), and collateralized mortgage obligations (CMOs))...” In addition, it discloses that “Agency MBS are issued or guaranteed by the U.S. government, its agencies or instrumentalities, which include mortgage pass-through securities representing interests in pools of mortgage loans issued or guaranteed by the Government National Mortgage Association (GNMA or “Ginnie Mae”), the Federal National Mortgage Association (FNMA or “Fannie Mae”), the Student Loan Marketing Association (SLMA or “Sallie Mae”) or the Federal Home Loan Mortgage Corporation (FHLMC or “Freddie Mac”).” Likewise, the prospectus and SAI clearly disclose credit, prepayment, liquidity risk and other risks associated with those investments. The Fund has clearly disclosed its position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry or group of industries and, therefore, the 25% concentration restriction does not apply to such securities.
The Fund respectfully submits that its position is reasonable and consistent with prior SEC staff guidance under which the staff has stated that Section 8(b)(1) of the Investment Company Act of 1940 permits a fund to implement a concentration policy that allows for some degree of discretion.
Portfolio Composition (pages 6-8)

Comment #16
Covenant-lite loans are not identified in the disclosure as being among the primary components of the Fund’s portfolio. If the Fund may invest in such loans directly or indirectly through its investments in ABS, CLOs, CMOs or other structured investments, please clarify in the disclosure and add discussion of risks associated with investments in covenant-lite loans.

Response #16
The Fund does not intend to invest in covenant-lite loans.

Comment #17
In the disclosure, please clarify whether the Fund will invest in other affiliated investment companies, and if so, include appropriate disclosure of risks and conflicts of interest associated with investments in affiliated investment companies.

Response #17
The Fund does not intend to invest in other affiliated investment companies. The following disclosure was added to the description of Investment Company Securities and to the Investment Company and Exchange Traded Fund (“ETF”) Risk disclosure.
“The Fund does not intend to invest in affiliated investment companies.”
In addition, the reference to affiliated investment companies was removed from the Investment Company and Exchange Traded Fund (“ETF”) Risk disclosure.

Comment #18
At the conclusion of the disclosure regarding the Fund’s intended investments in REMICs, CMOs and other types of mortgage-backed securities (pages 6-7), you state that the Fee Table and Financial Highlights sections of the Registration Statement do not include expenses of structured or synthetic products relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act. Please confirm in correspondence to the staff that the Fund does not intend to invest more than 15% of its net assets in private funds that are excluded from the definition of investment company by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. Also, please add in footnote disclosure to the Fee Table a description of these and any other types of portfolio investments for which the Fund will bear fees and expenses that will not be reflected in the Fee Table.
Response #18
The Registrant confirms that the Fund does not intend to invest more than 15% of its net assets in private funds that are excluded from the definition of investment company by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. In addition, the Fund does not intend to invest in any other types of portfolio investments for which the Fund will bear fees and expenses that are not reflected in the Fee Table. The Registrant has deleted the referenced disclosure.
Comment #19
Please advise in correspondence whether the Fund's expected use of derivatives will result in it being a “general derivatives user” subject to the VaR testing and other requirements of Rule 18f-4 under the 1940 Act, or if the Fund expects to be a “limited derivatives user” under the Rule. If the Fund will be a general derivatives user under the Rule, please also add to the disclosure in the Registration Statement appropriate risk factors relative to the Fund’s use of derivatives and potential impacts to the Fund of compliance, or lack thereof, with the requirements of Rule 18f-4. Please tailor such risk factors such that they address the risks posed by derivative instruments which are identified in the Prospectus as being principal investments of the Fund. See Barry Miller letter to ICI (2010).
Response #19
The Fund does not intend to invest in derivatives. The use of derivatives will not result in the Fund being a “general derivatives user” or a “limited derivatives user”. Thus, the Registrant respectfully submits that it believes no additional disclosure is needed.
Comment #20
With respect to the statement that the Fund will invest in short term funding arrangements rated “in one of the three highest rating categories” (page 7), please provide specifics regarding such rating category ranges deemed the highest, and identify the associated rating agencies (similar to disclosure elsewhere describing what is meant by below investment grade in the context of high yield securities / junk bonds).
Response #20
The Registrant has revised the disclosure to add the following language:
“The Fund will purchase short-term funding agreements only from banks and insurance companies which, at the time of purchase, are rated in one of the three highest rating categories by the primary rating agencies (BBB- or higher by S&P and Baa3 or higher by Moody’s) or determined by the Adviser to be of comparable quality and have assets of $1 billion or more. Generally, there is no active secondary market in short-term funding agreements. Therefore, short-term funding agreements may be considered by the Fund to be illiquid investments.”

Comment #21
In the description of variable and floating rate instruments (page 8), please also address how fluctuations in interest rates will affect such instruments.

Response #21

The Registrant has added the following disclosure to the description of Variable and Floating Rate Instruments:
“Securities with floating or variable interest rates are generally less sensitive to interest rate changes than securities with fixed interest rates, but may decline in value if their interest rates do not rise as much, or as quickly, as comparable market interest rates. Conversely, floating or variable rate securities will not generally increase in value if interest rates decline. The impact of interest rate changes on floating or variable rate securities is typically mitigated by the periodic interest rate reset of the investments. Floating or variable rate securities are often subject to restrictions on resale, which can result in reduced liquidity.”
Comment #22
With respect to the Fund’s proposed investments in zero-coupon, delayed interest, pay-in-kind (“PIK”) and capital appreciation securities (page 8), as well as OID securities (as referenced in the tax-related sections), please add disclosure to the Prospectus, or move relevant disclosure from the SAI to the Prospectus, as applicable, to address the risks presented by such investments, including the following:
a.Interest payments deferred are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;
b.Interest rates are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;
c.Market prices are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;
d.Such instruments may have unreliable valuations because their accruals require judgments about ultimate collectability of deferred payments and the value of the associated collateral; and
e.Such securities may provide certain benefits to the Fund's Adviser including increasing management fees.
Response #22
The Registrant has revised the disclosure for Zero-Coupon, Delayed Interest and Capital Appreciation Securities in the Portfolio Composition section in the Summary of Terms and in Investment Policies and Strategies section to the following language.

“Zero-Coupon, Delayed Interest and Capital Appreciation Securities. Zero-coupon, delayed interest, pay-in-kind (“PIK”) and capital appreciation securities are securities that make no periodic interest payments, but are sold at a discount from their face value. The buyer recognizes a rate of return determined by the gradual appreciation of the security, which is redeemed at face value on a specified maturity date. The discount varies depending on the time remaining until maturity, as well as market interest rates, liquidity of the security, and the issuer’s perceived credit quality. PIK securities may be debt obligations or preferred shares that provide the issuer with the option of paying interest or dividends on such obligations in cash or in the form of additional securities rather than cash. The interest rates on these securities are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments.”
In addition, the Registrant has added the following disclosure to the Zero-Coupon, Pay-in-Kind and Deferred Payment Securities Risk in both the Summary of Risks and Risk Factors sections.
“Zero-Coupon, Pay-in-Kind and Deferred Payment Securities Risk The market value of these securities are generally more volatile than the market value of, and is more likely to respond to a greater degree to changes in interest rates than, other fixed income securities with similar maturities and credit quality that pay interest periodically. Actions required by federal income tax law may reduce the assets to which a Fund’s expenses could otherwise be allocated and may reduce a Fund’s rate of return.
The Fund accrues income with respect to zero-coupon and pay-in-kind securities prior to the receipt of cash payments. Deferred payment securities are securities that remain zero-coupon securities until a predetermined date, at which time the stated coupon rate becomes effective and interest becomes payable at regular intervals. These interest payments are subject to the risk that the borrower may default when the deferred payments are due. While interest payments are not made on such securities, holders of such securities are deemed to have received “phantom income.” Because the Fund will distribute “phantom income” to shareholders, to the extent that shareholders elect to receive dividends in cash rather than reinvesting such dividends in additional shares, the applicable Fund will have fewer assets with which to purchase income-producing securities. Zero-coupon, pay-in-kind and deferred payment securities may be subject to greater fluctuation in value and lesser liquidity in the event of adverse market conditions or changes in interest rates than comparably rated securities paying cash interest at regular interest payment periods. In addition, such instruments may have unreliable valuations because their accruals require judgments about ultimate collectability of deferred payments and the value of the associated collateral. To the extent such securities result in higher valuations than other securities, they may provide certain benefits to the Adviser, including increasing management fees.”

Administrator, Fund Account and Transfer Agent (page 9)

Comment #23
Please state explicitly in the disclosure that Diamond Hill Capital Management, Inc. will serve as both the Adviser to the Fund and as Administrator of the Fund, and that the Fund will be compensating it in each capacity pursuant to separate advisory and administration agreements. Please also add a discussion of potential conflicts of interest arising from Diamond Hill Capital Management, Inc. acting as both Adviser and Administrator to the Fund for compensation.

Response #23
The Registrant has added clarifying language to the Administrator, Fund Accountant and Transfer Agent section. The paragraph now reads as follows:
“Diamond Hill Capital Management, Inc. serves as the administrator to the Fund (“Administrator”). See “Management of the Fund- Administrator.” The Administrator renders all administrative, transfer agency, fund accounting and supervisory services to the Fund. Pursuant to an administration agreement by and between the Fund and the Administrator (the “Administration Agreement”), and in consideration of the administrative services provided by the Administrator to the Fund, the Administrator is entitled to a fee (the “Administration Fee”) equal to 0.50% of the Fund’s average daily net assets of each of Class A and Class I Shares and 0.10% of the Fund's average daily net assets of Class R Shares.”
The Registrant has added the following disclosure in the Conflict of Interest section:
“Fees Paid to Diamond Hill
Diamond Hill Capital Management, Inc. serves as both the Adviser and the Administrator of the Fund, receiving compensation pursuant to the terms of the Investment Advisory Agreement and Administration Agreement, respectively. The agreements are approved by the Board and detail the services to be provided for each function.
The Adviser has entered into a Master Services Agreement under which Ultimus Fund Solutions, LLC (“Ultimus”) acts as the Fund's sub-fund transfer agent and sub-fund accounting agent. Fees to Ultimus are paid by the Adviser pursuant to the Administration Agreement.

On an annual basis the Board considers the renewal of the Investment Advisory Agreement and the Administration Agreement. As part of the renewal process, the Board considers the profitability to the Adviser of the Investment Advisory Agreement and the Administration Agreement.”
Comment #24
The staff notes that Diamond Hill Capital Management, Inc., as the Adviser, has entered into an Expense Limitation Agreement with the Fund to waive its advisory fee and/or reimburse certain Fund expenses (other than certain categories of excluded expenses) in order to limit the Fund’s Total Annual Fund Operating Expenses. Diamond Hill Capital Management, Inc., as the Administrator, has entered into an Administration Agreement with the Fund whereby it assumes and pays all ordinary expenses of the Fund, other than certain categories of expenses which appear to be the same categories of expenses excluded from the Expense Limitation Agreement. In the disclosure, please clarify how these separate agreements with the same counterparty providing for the reimbursement of certain Fund expenses will impact the aggregate operating expenses ultimately paid by the Fund.

Response #24
The Registrant will not be implementing a fee waiver. The Registrant has removed all references to an Expense Limitation Agreement with the Fund from the Registration Statement.
Summary of Risks (pages 12-14) / Risk Factors (pages 20-24)

Comment #25
Please review the risk factors throughout the disclosure in the “Summary of Risks” and “Risk Factors” sections of the Prospectus to ensure that each identified risk corresponds to the types of investments that the Fund has referenced as part of its principal investment strategy as described in the “Investment Policies and Strategies” sections of the Prospectus.

Response #25
The Registrant has reviewed the risk disclosures in the Summary of Risks and Risk Factors sections. As a result of this review, additional security types and risk disclosures were added to the Registration Statement.
Summary of Fees and Expenses / Fee Table (page 15)

Comment #26
Please include in the text preceding the Fee Table, or in a footnote to the table, that shareholders acquiring shares through a financial intermediary may also pay commissions or other fees to such intermediaries which are not reflected in the table or example.

Response #26

The Registrant has added the requested disclosure as footnote 2 to the table.
“2This table describes the fees and expenses that you pay if you buy and hold shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table above or the example below.”
Comment #27
Please confirm in correspondence that the Expense Limitation Agreement will not terminate until at least one year after the effectiveness of this Registration Statement.

Response #27

The Registrant will not be implementing a fee waiver. The Registrant has removed all references to an Expense Limitation Agreement with the Fund from the Registration Statement.
The Fund

Comment #28
Please revise the first sentence on page 17 to clarify that the Fund cannot invest directly in indices.

Response #28

The Registrant has deleted the first sentence in its entirety from the Registration Statement. In addition, the Registrant deleted the reference to REIT investments in the SAI.

Comment #29
Please confirm supplementally whether the Fund intends to “warehouse” any investments prior to launch, and if so, the staff may have additional questions in this regard.

Response #29
The Fund does not intend to “warehouse” any investments prior to launch.
The Investment Process

Comment #30
Please expand the disclosure (pages 19-20) of the Adviser’s investment process to describe the types of information and techniques the Adviser will rely on to inform the risk/reward analysis, the nature of the inefficiencies it believes exist in fixed income markets, and how the Adviser will take advantage of them in its management of the Fund’s assets.

Response #30

The Registrant has revised the requested disclosure as follows:
“When selecting securities for investment, the Adviser employs a bottom-up, research-based approach in seeking to identify opportunities. In buying and selling securities for the Fund, the Adviser performs a risk/reward analysis that includes an evaluation of credit risk, interest rate risk, prepayment risk, and the legal and technical structure of the security. The Adviser will attempt to take advantage of inefficiencies that it believes exist in the fixed income markets, such as the diversity of participants working with different objectives and the repeated temporary supply-demand imbalances. The Adviser seeks to invest in securities that the Adviser expects will offer attractive prospects for income and/or capital appreciation in relation to the risk borne.”

The Registrant respectfully submits that additional disclosure of the types of information and techniques utilized in the investment process are of a proprietary nature and are not for public disclosure.
Conflicts of Interest

Comment #31
Please include a discussion of conflicts of interest arising from the effects of borrowing or other forms of leverage utilized by the Fund on the fees received by the Adviser and/or its affiliates.
Response #31
The Registrant affirms that the Fund does not intend to utilize borrowing or leverage as an investment strategy. In the unlikely event the Fund does require the utilization of borrowing or leverage, the Registrant would not anticipate the Adviser and/or it affiliates would receive any related fees. The Registrant respectfully submits it does not believe additional disclosure is necessary.
Comment #32
Under the sub-heading “Personal Securities Trading by Portfolio Managers” (page 28), please clarify in the disclosure how the recited elements of the Adviser’s code of ethics form the basis for concluding that the Fund portfolio manager’s interests will be aligned with those of the Fund (e.g., is this based on an assumption, independent of the code of ethics, that the manager will invest personally in Shares of the Fund).
Response #32
The disclosure under the sub-heading “Personal Securities Trading by Portfolio Managers” has been revised as follows:
“The Adviser has adopted a Code of Ethics designed to: (1) demonstrate the Adviser’s duty at all times to place the interest of clients and Fund Shareholders first; (2) align the interests of the Portfolio Managers with clients and Fund Shareholders, and (3) mitigate inherit conflicts of interest associated with personal securities transactions. The Code of Ethics prohibits all employees of the Adviser from purchasing any individual equity or fixed income securities that are eligible to be purchased in client accounts. The Code of Ethics also prohibits the purchase of third party mutual funds in the primary Morningstar categories with which the Adviser competes. Therefore, to gain exposure to securitized credit investments, the Portfolio Manager must invest in the Fund or in another investment company managed by the Adviser. As a result, each of the Portfolio Managers may be significant owners in the portfolios in which they manage, thus aligning their interest with Fund shareholders.”

Quarterly Share Repurchase Program
Comment #33
Regarding the Quarterly Share Repurchase Program (pages 29-31), please add disclosure that the Fund will allow investors to withdraw or modify their tenders at any time prior to the Repurchase Request Deadline, consistent with 1940 Act Rule 23c-3(b)(6).

Response #33
The Fund has added the requested disclosure. The following sentence has been added to the end of the paragraph under Notice to Shareholders.
“Any requests for the repurchase of shares may be withdrawn or modified at any time prior to 4:00 p.m., Eastern Time, on the Repurchase Request Deadline.”
Anti-Takeover Provisions in the Declaration of Trust

Comment #34
The staff notes that Delaware's Control Share Acquisition Statute does not apply to non-listed closed-end funds such as the Fund, and that the Fund's description of its Declaration of Trust (which has to date not been filed as an Exhibit) suggests it might include provisions altering shareholder voting rights in certain circumstances involving principal shareholders. If applicable, please add to the Prospectus disclosure regarding anti-takeover provisions (pages 41-42) that recent federal and state court precedent has found provisions similar to those included in the Fund’s Declaration of Trust to be inconsistent with the Investment Company Act of 1940, and that the no-action position expressed in the Staff Statement on Control Share Acquisition Statutes, dated May 27, 2020, does not extend to the Fund's specific circumstances. The staff may have additional questions or comments regarding the Declaration of Trust upon its filing as an Exhibit to the Registration Statement.
Response #34
The Registrant has not opted into the Delaware Control Share Acquisition Statute and does not believe any provisions of the Declaration of Trust are inconsistent with the Investment Company Act of 1940.
Back Cover Page
Comment #35
Please delete the Table of Contents for the SAI from the page preceding the back cover page of the Prospectus, as it is duplicative of the Table of Contents within the SAI.
Response #35
The Registrant confirms that it has deleted the Table of Contents for the SAI from the page preceding the back cover page of the Prospectus.

PART C
Signatures
Comment #36
We note that the Registration Statement is signed by a single Trustee of the Fund. Please ensure that any subsequent amendment satisfies the signature requirements of Section 6(a) of the 1933 Act.
Response #36
The Registrant confirms that subsequent amendments will satisfy the signature requirements of Section 6(a) of the 1933 Act.
ACCOUNTING COMMENTS
General
Comment #37
We note that portions of the Registration Statement are incomplete. A full financial review (e.g., seed financial statements, auditor's report, consent) must be performed prior to declaring the Registration Statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.
Response #37
The Registrant acknowledges that the SEC staff may have additional comments upon review of additional information provided in a pre-effective amendment to the Registration Statement, supplemental information provided, exhibits added, or disclosures made in response to this letter.

Comment #38
Please confirm in correspondence whether the Fund intends to issue preferred shares or incur leverage within a year from the effective date of the Registration Statement.

Response #38
The Fund confirms it does not intend to issue preferred shares or to incur leverage within a year from the effective date of the Registration Statement.
Fee Table

Comment #39
Please confirm that line items for interest expense and acquired fund fees and expenses will be included in the table.

Response #39
The Registrant confirms it does not anticipate any interest expense. The Registrant does not believe acquired fund fees and expenses to be greater than 0.01%. The line items referenced are not applicable.
Comment #40
Please state in the narrative following the table that “Other Expenses” are based on estimated amounts for the current fiscal year (Instruction 6 to Item 3 of Form N-2).
Response #40
The requested disclosure had been added as footnote 1 to the table.
“1Other Expenses are based on estimated amounts for the current fiscal year. Other expenses include an administration fee, custody fees, and other extraordinary expenses.”
Comment #41
Please include a line item for Dividend Reinvestment and Cash Purchase Plan Fees or explain in correspondence why this is not applicable (Item 3 of Form N-2).
Response #41
The Registrant submits that there is no Dividend Reinvestment and Cash Purchase Plan or any associated fees. Thus, the line item referenced is not applicable.
If you have any questions concerning this letter or the anticipated filing, please contact Michael V. Wible at (614) 469-3297.
Sincerely,
/s/Michael V. Wible, Esq.
Michael V. Wible, Esq.
Thompson Hine LLP